UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 8

TO

ANNUAL REPORT

of

PROVINCE OF ONTARIO

(Canada)

(Name of Registrant)

Date of end of last fiscal year: March 31, 2025

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:

Geoff Gartshore

Deputy Consul General/Deputy Head of Mission

Consulate General of Canada

466 Lexington Ave

New York, New York 10017

United States of America

Copies to:

Jason R. Lehner

Allen Overy Shearman Sterling US LLP

Commerce Court West

199 Bay Street, Suite 4405

Toronto, Ontario,

Canada, M5L 1E8

* The Registrant is filing this annual report on a voluntary basis.

PROVINCE OF ONTARIO

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2025 (the “Annual Report”) as follows:

The following additional exhibit is added to the Annual Report:

Exhibit (99.10)    2026 Ontario Economic Outlook and Fiscal Review

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Toronto, Ontario.

PROVINCE OF ONTARIO
(Name of registrant)

November 2, 2026	By:	/s/ Opallycia A. Kandelas
	Name:	Opallycia A. Kandelas
	Title:	Director, Treasury and Capital Markets Operations
Finance and Treasury Division
Ontario Financing Authority

EXHIBIT INDEX

Exhibit (99.10):	2026 Ontario Economic Outlook and Fiscal Review